Exhibit 99

CREATIVE TECHNOLOGY LTD

(Incorporated in Singapore)

RESULTS OF EXTRAORDINARY GENERAL MEETING

Creative Technology Ltd (the “Company”) is pleased to announce that at the conclusion of the Extraordinary General Meeting (“EGM”) of shareholders held today, the resolution set out in the Notice of EGM of the Company dated 30 May 2008 has been successfully adopted and passed by its shareholders.

Ng Keh Long

Company Secretary

20 June 2008